Exhibit 99.5
WIPRO LIMITED
Investors/Analysts Conference Call for the quarter ended September 30, 2007
11:45 AM Indian Standard Time, October 19, 2007
Participants — Wipro Management
•	Azim Premji, Chairman

•	Suresh Senapaty, Executive Vice President — Finance and CFO

•	Dr. A Lakshman Rao, Chief Operating Officer

•	Sudip Banerjee, President — Enterprise Solutions SBU

•	Girish Paranjpe, President — Finance Solution SBU

•	Suresh Vaswani, President – Wipro Infotech and Global Service Lines

•	Ramesh Emani, President – Product Engineering Solutions SBU

•	Pratik Kumar, Executive Vice President — Human Resources

•	T.K. Kurien, Chief Executive – Wipro BPO

•	R Rajesh Ramaiah, Corporate Treasurer

•	Zach Lonstein, CEO Infocrossing

•	Vineet Agarwal, President – Consumer Care & Lighting SBU

•	Lakshminarayana KR- CFO IT Businesses

Moderator
Good morning ladies and gentlemen. I am Rita, the moderator for this conference. Welcome to the Wipro quarterly earnings conference call. For the duration of the presentation all participants’ lines will be in the listen-only mode. I will be standing by for the question and answer session. I would now like to hand over the floor to Wipro management. Thank you and over to you.
Rajesh Ramaiah
Ladies and gentlemen, good morning. My name is Rajesh Ramaiah and I am based in Bangalore. Along with Sridhar in New Jersey and Jatin in Bangalore we handle the investor interface for Wipro. It is with great pleasure that I welcome you to Wipro’s teleconference post our results for the second fiscal quarter ended September 30, 2007. We have with us Mr. Azim Premji (Chairman), Mr. Suresh Senapaty (Chief Financial Officer) who will comment on the results of Wipro for the quarter ended September 30, 2007. We are joined by other members of the company senior management who will answer questions which you may have. The conference call will be archived and a transcript will be available in our website www.wipro.com. Before Mr. Premji starts his address, let me draw your attention to the fact that during the call we might make certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the management’s current expectation and are associated with uncertainty and risk which could cause the actual results to differ materially from those expected. The uncertainties and risks have been explained in detail in our filing with the SEC. Wipro does not undertake any obligation to update forward-looking statements to reflect event or circumstances after the date of filing thereof. Ladies and gentlemen, Mr. Azim Premji, Chairman, Wipro.
Azim Premji
Good morning to all of you. By now you would have seen our results for the quarter ended September 30, 2007. While the management team would be happy to answer you queries, I would like to take some time before that to share some of our thoughts on our performance and our prospects.
The results for the quarter demonstrate strong execution by Team Wipro on all fronts. Revenue growth, profitability management, large deal wins, inorganic initiatives, geographic expansion, alliances and partnerships, and finally applied innovation.
Revenues from our global IT services at $796.5 million for the quarter, including revenues of $6.4 million from Infocrossing, were ahead of our guidance of $777 million. We saw broad-based growth across verticals, service lines, and geographies. Notable among verticals were Financial Solutions, Telecom Service Providers, and TMTS, which grew double digit sequentially.
Among our service lines Technology Infrastructure Services, Testing, and BPO clocked in excellent growth rates. Among geographies Europe and Japan posted 15% and 26% sequential growth respectively. On profitability front, we not only fully absorbed the impact of offshore salary increases but also expanded operating margins by 80 basis points. This demonstrates the resilience of our business model. In fact due to our relentless focus on bulge improvement our average offshore per person salary has remained in a very narrow range of last year’s level despite a 12-13% wage increase given this year. We will continue to drive this in future also.
Large deal wins were the highlights of the quarter. These are across verticals and service lines and demonstrate the resonance Wipro’s 360-degree engagement model has been finding in the market place. During the quarter Wipro acquired Infocrossing, a US based provider of IT infrastructure management, enterprise application and business process outsourcing services. The acquisition is very strategic to us as it helps to position ourselves as a strategic player in the next orbit of large outsourcing deals. Demonstrating the strength in healthcare vertical, Infocrossing recently won a $275 million contract to provide fiscal agent services to Missouri Health Net Program into 2014.
In R&D space Wipro signed an agreement to provide all radio access R&D activities currently performed in Berlin by Nokia Siemens Network to be provided by Wipro in the future. Wipro also announced a strategic partnership with Oki Electrical Industry Company Limited and signed a definitive agreement to acquire Oki Tech Center Singapore Limited Including its owned intellectual property rights. In line with our strategy of creating a seamless global delivery footprint we announced opening of Wipro’s first US development centre in Atlanta, Georgia, and the near shore center in Monterey, Mexico. Expanding our reach through alliances and partnerships we signed up as one of the few global partnerships of SAP AG during the quarter. As part of the agreement Wipro will establish a solutions lab in Bangalore to showcase the benefits of enterprise SOA, industry best practices and innovative service delivery models.
Lockheed Martin, the world’s largest defense contractor and the United States Government’s #1 information technology provider, announced the opening of its network centric operation center in Gurgaon, India, in partnership with Wipro known as Ambar Jyothi.

Applied innovation remains the core theme that binds our strategy and execution together. This quarter Wipro launched the first set of global awards that will recognize best practices in core innovation and global sourcing. Twelve innovations that have resulted in measurable business transformation through core innovation or global sourcing will be honored at the awards nights in end October in New York. Wipro also launched its applied innovation council, the high level forum comprising of Wipro customers, industry experts, analysts, and thought leaders.
We continue to see solid traction in our India, Middle East, and Asia Pac businesses. It recorded strong year-on-year growth of 72% and PBIT growth of 48%. We continue to grow significantly ahead of the industry growth rate driven by a comprehensive service portfolio and the compelling value proposition delivered to customers.
Wipro Consumer Care & Lighting business also grew well with year-on-year growth and PBIT growth of 84% and 79% respectively, including the results of our acquisition Unza. We are driving multiple initiatives to improve operational efficiencies and to increase non-linearity in our revenue. We are investing in SOA, Platform BPO, Consulting, and other such initiatives which would help us driving non-linear growth significantly. The global environment continues to offer opportunities. We are preparing ourselves and investing ahead of time to make the most of these opportunities. I will now request Suresh Senapaty, our CFO, to comment on financial results before we take questions.
Suresh Senapaty
Good morning ladies and gentlemen. I will touch upon areas in our performance and financials that will be of interest to you all. Global IT services revenue for the quarter of $796.5 million included $720.1 million from IT services, $70 million from BPO services, and $6.4 million from Infocrossing. Pursuant to successful completion of the tender offer, results of Infocrossing have been consolidated from 20th September 2007. Excluding Infocrossing the sequential revenue growth of 8.8% in global IT services segment comprised of 8.7% growth in revenues of IT services and 9.7% growth in revenues of BPO services. We achieved an 8.7% sequential revenue growth in IT services with 7.7% volume growth and 1.9% and 1.6% improvement in our onsite and offshore realization respectively. On a year-on-year basis our volume growth is up 32% and our onsite and offshore realizations are up 3.2% and 1.8% respectively. During the first half of the current fiscal, we have added 9660 employees on a net basis, which is 30% higher than the net in the same period last year.
On the foreign exchange front, our realized rate for the quarter was about Rs. 40.79 versus the rate of Rs. 40.63 realized for the quarter ended June 30th 2007. As at period end after assigning to the asset from the balance sheet we have about $730 million of hedges, on a gross basis approximately $1.1 billion of hedges.
During the quarter we added 59 new customers, 6 of which were Fortune 1000 Global 500 customers. We improved the mix of services rendered from offshore by a 100 basis points. We improved our gross utilization by 20 basis points inspite of adding more than 2800 employees from campus. Approximately 80% of the organic net addition for the quarter were from campus. Attrition dropped by about 220 basis points during the quarter. Our BPO business delivered an EBIT margin of 22.5% driven by strong operational improvements and reduced attrition. We affected wage hikes for our offshore-based employees from 1st August by about 12-13% and this had an impact on our operating margin by about 160 basis points. Improved price realization and utilization, benefits of proactive hedging and greater proportion of younger employees in the organization pyramid helped us not only mitigate this adverse impact but also improve the margins by 80 basis points.
During the quarter we had used up about $850 million of cash for acquisition. This would reduce our other income in the future quarters. As of September 30th, 2007 we have approximately $735 million of debt on the balance sheet, of this approximately $125 million of debt is assumed from our acquisition. Rest are short-term working capital loans that we have taken. Retaining cash on the balance sheet provides us greater flexibility to meet strategic needs.
For the quarter ending December 2007 we expect volume led growth with stable price realization. We will have one month impact on margin due to the wage hike effected in Q2 in IT services and salary increases in BPO from 1st October. We will also have lower number of billing days and dilution on account of Infocrossing consolidation. On an organic basis, we expect margins of global IT business to be in a narrow range excluding impact on account of exchange fluctuation. We will now be glad to take question from here.
Moderator
Thank you very much sir. We will now begin the Q&A interactive session. Participants who wish to ask questions kindly press *1 on your telephone keypad. On pressing *1 participants will get a chance to present their questions on a first-in-line basis. Participants are requested to use only handsets while asking a question. To ask a question kindly press *1 now. First in line we have Mr. Sandeep Shah from ICICI Securities. Over to you sir.
Sandeep Shah
If I am not wrong you said that on the organic basis the margins to remain narrow in the coming quarter, so can you give us some sense in terms of what will be the margins after Infocrossing to be there effective for the 3 months?
Suresh Senapaty
Infocrossing like we said about $6 million has been added on in the Q2, which has impacted by about 0.1%. So Infocrossing as we have stated before has an EBIT run rate of about 12%. So it will take some quarters for it to be coming up to WT revenue in terms of once we start realization on the synergies etc. In the shorter term and particularly the current quarter considering that about $60 million of revenue will come through this, it will have an margin impact, but we will, as we have stated before, we will take a separate bucket in articulating the acquisitions, so both Infocrossing and Oki we will communicate for few quarter on this separate bucket. We will be able to see the distinctive operating margins of acquisitions as well as organic.
Sandeep Shah
Okay, the volume growth as well as the price realization which is being reported in this quarter does that also include Infocrossing or no?
Suresh Senapaty
No, because we kept it aside because it is just six odd million dollars for the 10 days period.
Sandeep Shah
Okay and will that be the same reporting in the coming quarters.
Suresh Senapaty
That is correct.

Sandeep Shah
Okay can you throw some light in terms of the visibility in the telecom OEM business also, we were expecting from the Q3 onwards the things may change and ramp up may happen from the OEM clients.
Ramesh Emani
Hi Sandeep. If you see in Q2 itself the revenue from our product engineering business has grown significantly better than what it happened in both Q4 and Q1. Coming specifically to the telecom engineering aspects, as I mentioned in the earlier calls, the uncertainty inside the organizations of our key customers has definitely reduced because of those large mergers and acquisitions that have happened in that market. There was a level of uncertainty both in terms of organizational structure and product rationalization. That uncertainty has gone and we have seen a good increase in terms of inflow of the proposals. However, the fact is the whole sector is still under some level of challenge mainly because of reduced spending by lot of the Telecom Service Providers. However, because the customer organization structures are well in place, their product strategy plans are well in place, we are seeing an inflow. So we are not too worried in terms of this business sector. Though I do accept that we will not be growing double-digit growth in this market, however, the current kind of a growth we should be able to see.
Sandeep Shah
Okay so whatever we achieved in this quarter is a sustainable growth.
Ramesh Emani
Okay, so just one clarification, we are not saying it is a double-digit sequential quarter-on-quarter growth but we will be growing sequentially in lines of the way we have grown in Q2.
Sandeep Shah
Okay, like Alcatel Lucent has also downgraded its guidance for the full year. So does that mean that the project ramp up which were being anticipated earlier may affect you in the coming quarters?
Ramesh Emani
It is difficult to comment on individual customer. So my comment that we are seeing increased inflow of proposals from our customers and we are seeing wins from the telecom equipment vendors.
Suresh Senapaty
So net-net Sandeep look at the guidance that we have given against $797 million, $905 million approximately for the current quarter, and if you take out the acquisition of about $50 million, it is a 7% sequential for the current quarter despite lesser number of working billable days.
Ramesh Emani
I also want to do add at this stage, if you see we had an excellent growth in the telecom service providers market. So what we were doing is, we were also taking lot of the expertise we have got with the telecom equipment vendors and trying to see how we can bring that expertise into the telecom service providers and we are seeing good results because of that. You must also have seen our announcement in terms of taking over R&D team from Nokia Siemens Networks in Berlin. So like this, we are working on multiple actions that will help increase our business in the telecom equipment vendor space.
Sandeep Shah
Okay. Just a last question, if you look at the IT service net addition, it is 4463 including 926 from the Infocrossing. On a year-over-year basis this net addition seems lower. So this is something to deal in terms of demand or is something to deal in terms keeping our utilization at a higher rate?
Suresh Senapaty
That is correct, later will be the right answer. As you know because of the changes that we have seen in last 6 months in terms of exchange we have tried to optimize in some of these areas where earlier we could have continued in terms of investment, so those areas where it does not drive the growth and where we can improve the efficiency we are trying to do the same in this, therefore improve utilization. So it is unlikely to hurt our growth in revenue terms.
Azim Premji
But we believe we still have bench space in improving utilization.
Sandeep Shah
Okay, so still we have headroom to improve the utilization.
Sudip Banerjee
I also wanted to add that one of the other things that we are saying is how we can do some non-linearity with respect to some of our fixed priced projects, therefore trying and seeing that we can get lot more without increasing head count. So therefore that has already started in Q2 and that will also mean that we will not use the same number of people that we have used in the past for similar fixed priced projects.
Sandeep Shah
Okay so does that mean it is a solution driven services?
Sudip Banerjee
Yes, partly it is solution, partly it is reusable frameworks, and partly it is also productivity.
Sandeep Shah
Okay, so can you just throw some light on how much percentage of the revenue comes out of the non-linear model?
Suresh Senapaty
We have sort of multiple components on non-linear, so you can keep on defining that I think while many of the companies including ourselves are working in this initiative for the last 2-3 quarters. I think as we go along we will be more and more precise in measurement and this would be articulated and communicated to the market. At this point in time a lot of initiatives on the non-linear is in progress.

Sandeep Shah
Okay thanks and all the best.
Suresh Senapaty
Thank you Sandeep.
Moderator
Thank you very much sir. Participants are requested to restrict to one question at the initial round of QA. Followup questions will be taken later on. Next in line we have Ms. Mitali Ghosh from DSP Merrill Lynch. Over to you Madam.
Mitali Ghosh
Hi! Good morning. You commented on pricing strength earlier in the call and earlier today, could you share some analysis on how much of this quarter’s pricing increase could be attributed to like-to-like increase or you know is it mix led, productivity led. That is first part of the question. And the second thing is that going ahead how do you think pricing can really shape up in a possible US slow down situation based on possible trends you may have seen in recent discussion with clients or early signs from budgeting. And finally, the last part could be that BPO I believe you are seeing some pricing pressure. If you could comment on that?
Girish Paranjpe
Hi! Mitali. Let me start with you question around price increase. We have had multiple discussions this quarter with clients and generally speaking we have got price increases from them somewhere between 3-7% depending on who we are talking to. If I look forward 2008 specially in January some contracts will come up for renewal and in those cases discussions have already started, and mostly I would say that the clients have been sympathetic because they understand that our cost base has gone up because of compensation increase and they see the same situation in their own environment, whether in their home market or through the captives that they have in India, they fully recognize that one of the ways to keep talent pool intact is to be able to compensate them fairly. So I think there is growing acceptance of the fact that certain price increase is inevitable. So we have fairly mature and open discussions about what is possible, but I am optimistic that we will drive productive discussions on that.
On the BPO side, I will request TK Kurien to talk about it and on the exact calculation on pricing may be Senapaty can take.
TK Kurien
Mitali hi, this is TK Kurien. On the BPO side there are 2 parts to it. One as far as we are concerned, we are talking to all our customers who are coming up for renewal and the new customers that coming in we are getting higher prices. So I just want to set that comment to rest that we are seeing pricing pressure. Now in the market today depending upon the kind of services that you are selling, if you are selling a bundled service you clearly get a higher price. If you are selling little wedges, you obviously would get commoditized and your pricing would go down. We are seeing clearly a bunch of Indian players kind of coming in with lower prices. I guess what they are hoping is that they would be able to make up their margin by volume and that in this game is not a game that we believe we can play. So we don’t compete in that segment at all, that is the answer.

Suresh Senapaty
Mitali the first point you had asked was about the mix on the price change in terms of how much are we able to get the coupon rate up versus the mix, and usually what happens is because we have been improving our bulge mix, the mix has tendency to bring down the price realization. So in a manner of speaking these increases has been because we have been able to get the pricing up in terms of the coupon rates and despite the mix we have been able to get a better price realization. So part of it going forward would be continued increased price realization from the new customers and the existing renewals, ramping up more and more new customers, getting better realization out of the fixed price projects, increasing the mix of fixed price projects and some of the initiatives that we talked about in terms of non-linear.
Mitali Ghosh
Thanks that’s helpful, and just on the first comment that you made Girish, basically on pricing then should one assume that your comments are basically relating to the banking financial side and in a sense since that vertical has been under pressure one can only hope to have a better situation in the other verticals.
Suresh Senapaty
Sudip Banerjee you want to comment on this?
Sudip Banerjee
I think what Girish covered is in a very general sense the pricing discussions that we have been having with all customers even in Retail, Manufacturing, Energy and Utilities etc., and I guess that the same holds true for all these sectors. So clients are seeing that there is a value, they appreciate that costs have gone up and the discussions that we have had are very encouraging and we have got fairly good rate of success of renewals of existing prices and the average prices of new deals have also been at better rates than what we were doing a couple of quarters ago.
Mitali Ghosh
Thanks and just my last question on the cost side, what scope is there in terms of where you are on the employee pyramid, and secondly your utilization excluding trainees went up very nicely this quarter. So where do you think you can take that?
Suresh Senapaty
Mitali there is no end to zoom in those areas, so we have been improving and we will continue to endeavor to improve more. We are seeing so far as the bulge is concerned, we have shown improvement on an YoY basis and still we are lagging behind some of the better performers, and so far as utilization is concerned, I think we have generally been among the top in terms of there, but we still see that there is scope for improvement. And so far as the other levers that we talked about in terms of productivity using of more reusable tools and so on that will be ongoing process and progress we will be making.
Mitali Ghosh
It would be helpful if you could give us some sense on where you are on the employee pyramid, any statistic you could share and may be where you have in the past used gone up to utilization excluding trainees?

Pratik Kumar
Mitali, our employee pyramid which typically we share is less than 3 years experience, that remains at 45.3 and we expect with more intake of trainees during the course of this quarter we should be able to further improve on that. Our utilization as Senapaty shared is being running well both on gross basis as well as on net basis with trainees and without trainees, and this I think would be reasonably close to the best we have experienced in the past. I don’t exactly recall this quarter and the year in which we were at the top, but we do think that there is head space for us to keep exploring newer areas where we can push further on this front.
Mitali Ghosh
Okay, thanks a lot and all the best.
Pratik Kumar
Thank you.
Moderator
Thank you very much mam. Next in line we have Ms. Diviya Nagarajan from Motilal Oswal. Over to you mam.
Diviya Nagarajan
Hi! Most of my questions have been answered. I just needed some information on the kind of salary hikes you are planning to give in the next quarter in October.
Suresh Senapaty
This quarter the only hike which will be taking place is for the BPO employees and that is in the range of once again in the range of about...
TK Kurien
Yeah, roughly in the range of what the IT services business would be in terms of the last quarter, but we expect that our operating margins would probably get affected by roughly about 2% because of the wage hikes, but we have positive levers that we can kind of pull up to reduce that gap.
Diviya Nagarajan
Right I also missed what you said about the impact of Infocrossing in the margins in next quarter, was that 50 basis points.
Azim Premji
It will be about 70 basis points.
Diviya Nagarajan

But in terms of margin improvement in Infocrossing, what are your internal targets on the same over the next 4-5 quarters. Would you give us a sense there, given that we have been winning deals in this space?
Suresh Senapaty
Ladies and gentlemen, we have Zach also with us who is the CEO of Infocrossing. I will request him to speak a few words with respect to the acquisition, outlook, and responses that the employees of Infocrossing and customers of Infocrossing have responded to, so that you get the benefit of what is his perception, and any question that you may have for him.
Zach Lonstein
Thank you Suresh. I am very happy to be here in my first experience addressing this audience. We have just completed the acquisition and it has been very well received by our employees, our customers and so forth. We are able now to deliver and we expect to deliver greater range of services than we have in the past and to address a larger and more global client base. What I have been impressed with myself having just been thrown into whirlwind that is Wipro is the overall talent and dedication and capability of the people that I have dealt with and that I have met and I don’t know that this is representative of what we expect to see in the future but since we have combined with Wipro the number of opportunities that have been brought to us, the new accounts, far exceeds anything we have seen in the past. We have 19 significant opportunities that have been brought to us, two of which are very advanced, one of which has already signed contract. We have not seen this kind of impact at any time in our past, so we are very excited by what this brings to the table and we look forward to going forward in this environment. So if you have any specific questions that you would like to ask with me, I am happy to try and answer them.
Diviya Nagarajan
Yeah, my question pertains to the margin improvement that you are likely to see with the increase deals flows over the next 4-5 quarter.
Zach Lonstein
In our business?
Diviya Nagarajan
Yeah.
Zach Lonstein
Well, we as I am sure you realize a critical mass business, because we have 5 data centers and we have a fixed set of cost related to those data centers, as our revenues increase, our margins will certainly increase. The effect over time that our margins will reach the typical Wipro, I hesitate to say, exceed the Wipro’s margins but at least achieve the Wipro margins because of the critical mass nature of our business.
Suresh Vaswani
Let me add to what Zach said, so Zach has addressed the big synergy upside that we can get between Infocrossing and our Infrastructure Service practice, but what I thought I would also cover is the cost synergy that we expect to drive within Infocrossing. Infocrossing has 932 odd people onsite, we believe that we can drive certain cost synergies by taking the proportion of the service execution offshore. So that clearly is a cost synergy that is available with us to leverage on and we would be driving action plans towards leveraging that as we go ahead. So one is the revenue upside, the synergy upside in terms of revenue, and second is the cost synergy in terms of driving more offshorability in the managed data center services business of Infocrossing.
Diviya Nagarajan
Thanks and all the best for the rest of the year.
Zach Lonstein
Thank you.
Moderator
Thank you very much mam. Next in line we have Mr. Kawaljeet Kawaljeet Saluja from Kotak. Over to you sir.
Kawaljeet Saluja
Hi everyone and congratulations on good results. My question is that Wipro had executed new structures such as mega gamma to drive growth from large account, however, I don’t think this is reflecting in the number of $50 million accounts which is virtually flattish and in fact declined quarter-on-quarter and also by the fact that the percentage of revenue contribution from the top 5 and top 10 is declining constantly and significantly. Can you just talk about the reasons for this and when do you see the benefits of some of the initiatives you have taken to flow through and reflect in the financials?
Girish Paranjpe
Yeah we instituted this program on a formalized basis across the organization probably two quarters back and I would say that it will take another two quarters for us to start seeing the benefit of that as we kind of follow standard processes and practices on investing in these accounts and seeing the growth. What is also affecting this particular quarter’s growth numbers is some of the turmoil that we have seen in the telecom equipment side and we really hope that next two quarters even that will get smoothened out. So I would seek some patience, may be another two quarters, both to see the institutional benefits of the program that we have launched and also for us to get over the turmoil in the equipment manufacturing space.
Kawaljeet Saluja
How many telecom OEM clients do you have in your top 10?
Girish Paranjpe
We don’t disclose specifics of our make up of the top 10 because it might create too much confusion, but let me say there is an impact and which is why I am sharing it.
Lakshminarayana KR
Just to supplement, the entire approach on mega gamma is not restricted not only to the top 10 accounts, there are multiple accounts, the total accounts are in excess of 45, so we have seen good growth in some of those. They are not in top 10 and in fact its some of the top 10 customer may not be mega or gamma depending on the potential, we do no have an exact one to one correlation between the process of mega gamma and the top 10 in the process line. We do expect however, as Girish mentioned, over a period of couple of quarters that this will get better aligned and therefore we will see better visibility including in top 10.
Kawaljeet Saluja
The second question is for Suresh, your tax rates have been declining continuously and this quarter I think it is below 10%. Can you just walk us through the reasons for that and was there any one time tax refund in this particular quarter number.
Suresh Senapaty
Yes, if you look at the some write backs that we had, not write backs, I mean there was one particular judgment that happened as a result of which there is a write back that we got as a provision pertaining to the past period in Q2 and we had a similar such case in Q1. So if you were to look at a gross numbers, it remains similar.
Kawaljeet Saluja
Okay. Finally, is there any thought about de-merging the non-IT portfolios or you know if that is not the thought right now then what are the event perhaps which would you make you think on those lines?
Suresh Senapaty
If you look at our numbers for 30th September, we are about 68% of our revenue coming from global IT and 19% of our revenue coming from Indian IT, the combination of about 90% or 87% and if you look at an operating profit level it is about 85% from global IT and 8% from others, which means about 93% of our operating profits comes from IT business. So net-net we would drive all the growth engines, they will do organic, they will do inorganic activities and so on so forth but like you said that we have applied the right filters in terms of where we should be doing acquisition in organic growth. As long as the mix is within a range of where it is today, we would perhaps continue the structure as it is, and we kind of plan to have that we have as it unfolds, it looks like we would operate in similar kind of mix of business.
Kawaljeet Saluja
Okay, thank you.
Moderator
Thank you very much sir. Next in line we have Mr. Ruchir Mehta from HSBC. Over to you sir.
Ruchir Mehta
Yeah hi! Good morning gentlemen. Could you just tell us in the Consumer Care & Lighting what was the actual contribution from Unza in this quarter?
Suresh Senapaty

If you look at the Wipro Consumer Care we have said that YoY revenue growth of 84% and YoY operating profit growth of 79%. If we exclude the Unza acquisition, which was added from 1st of August, the revenue YoY will be 26% and the operating profit YoY will be 32%.
Ruchir Mehta
Any particular reason why the growth of that business is lower than what we have seen in the past three quarters in excess of 30% plus, so any reason why it is lower this time?
Suresh Senapaty
Profit as I said, operating profit has grown by 32% YoY.
Ruchir Mehta
No, on the revenue front.
Vineet Agarwal
Let me just answer the question. In the last four quarters we have grown previous to this quarter we had grown up to 30% plus largely because we had acquired Northwest Switches but if I take the Northwest Switches out and I looked at just organic growth in the last 5-6 quarters, it has been broadly on line in excess of about 25%. So there is not too much of change in terms of overall growth patterns that you see in Consumer Care & Lighting Indian business.
Ruchir Mehta
Okay, and just wanted to know Unza’s growth profile, could you tell us what has been the growth in the Unza’s revenue on a year-on-year basis?
Vineet Agarwal
On a very board terms Unza has grown about 12-14% on US dollar terms in the last couple of years.
Ruchir Mehta
Okay, and just on the equity front, can you tell us what will be now the fully dilated equity as of ongoing into the third quarter?
Suresh Senapaty
Well, we have used this acquisition for on cash and therefore there will be no change in the equity except into the issuance of ESOP.
Ruchir Mehta
Okay sir, that is great, and finally sir if you just can comment on what you are seeing in terms of overall IT spending environments. Some indicators are looking positive for Indian service vendors, some are a bit negative, so just give what is your sense of how things are looking for IT spending now?
Girish Paranjpe

For most of our clients their budget cycle is on, and while we will know very good picture by the time we speak again next year, what I would say at least on the basis of whatever first two cycles of budget discussions that have happened and what we know of them, we are still looking at more or less neutral budget that is not much growth over 2007 budget, but no major downside or reduction either.
Ruchir Mehta
But are they looking at increasing the proportion of offshore in whatever discussion you have had.
Girish Paranjpe
See that really depends on how they choose to spend money in 2008. Clearly, where there is more application development type of work or new services, on both sides there is positive indication. But if they choose to spend the budget on hardware or software licenses clearly then that will come to us, but there is no reason to believe that any secular trend will change.
Ruchir Mehta
Okay, thank you very much.
Moderator
Thank you very much sir. Next in line we have Ms. Priya Rohira from Enam Securities. Over to you mam.
Priya Rohira
Yeah good afternoon of all you and congratulations on good set of numbers. My first question relates to what Ramesh Emani mentioned at the start of the call that we could see similar growth in the OEM segment that what we have seen in the quarter, which is 7% sequentially. Is this an improvement in market share of what work gets offshored to India from these OEM vendors?
Ramesh Emani
First to your assumption that growth is 7% is in this quarter is not correct. The growth of the product engineering services among which telecom is one of the components, the growth is 6.8%, that is growth what I was referring to that we will maintain similar growth. So coming to your second question in terms of is the offshore work increasing? Yes, the answer is yes. Their focus in terms of increasing the offshoring is increasing, but it is also that because of the takeover of the Berlin kind of a center, we are also seeing a bigger local outsourcing opportunity what we got through Saraware acquisition and what we got through this Nokia Siemens Berlin acquisition. So we have to take that also into account.
Priya Rohira
So how much of his 6.5% is purely organic in nature?
Ramesh Emani
Because Saraware is more than one year old, so in that sense we are not keeping it separate. We have no other acquisitions at least for this growth.

Priya Rohira
Sure, and you know in terms if you could give us an update in the utilities vertical from the US geography where you are gaining market share or it is yet predominantly Europe in nature?
Suresh Senapaty
Sudip, do you want to take it?
Sudip Banerjee
So far as the Energy and Utilities is concerned the question was are we taking increased market share from the existing incumbent vendors, of course, and that is how the entire IT business from Indian companies have been, and it continues to be so, so far as the energy and utilities is concerned.
Priya Rohira
But I guess given your domain expertise you would be gaining market share versus Indian vendors especially in utilities space rather?
Sudip Banerjee
Yes, that is correct.
Priya Rohira
Yeah, and also if you could answer two more question. One is with respect to the Wipro SAP partnership on showcasing you enterprise SOA capabilities, what it could mean for your package implementation services business and also if you comment on your GDC strategy as well.
Suresh Vaswani
The global alliance partnership which we have been accorded, make sure it is amongst the top 15 partners for SAP globally. So that is what the alliance means in terms of positioning. In terms of what it can mean for us, it means that we and SAP will collaborate quite extensively in terms of co-innovating solutions to address the Package Implementation market. The specific area of focus that we have with SAP is very strongly in the SOA space, in the Net-weaver space where we are jointly developing a lot of solutions to effectively address the tax implementation market, so we are developing a lot of point solutions, we are developing a lot of frameworks which will help in quick adoption of SOA by customers. So it is a very important alliance for us. It is a fairly large part of our enterprise applications solutions practice as well as our domestic IT solutions practice.
Priya Rohira
So you could expect a non-linearity in revenues from this particular venture rather?
Suresh Vaswani
Well we are driving non-linearity and this is one of the avenues for non-linearity going forward.
Priya Rohira

Sure, and also if you could comment on you GDC strategy as well.
Suresh Vaswani
I think you are referring to GCC, the Global Command Center, am I right?
Priya Rohira
Yeah, the one which you have just started in Mexico and then you are planning to add more.
Suresh Senapaty
We have announced and starting off two global development centers in this quarter, one is in Mexico and other one is in Atlanta. The center in Mexico is primarily targeted at our semiconductor and the mobile customers because of the proximity needs of some of our customers that is reason why we started. The team in Monterey center today are about 35 people. We have predominantly Mexican nationals and some Indians who are working in that center.
Azim Premji
And so far as the Mexico center is concerned depending upon client request we will broad base it also, it is just that it is has been adopted by Product Engineering Services because we have got a run rate established, we will build upon that run rate, because Mexico is an important strategic location to be in. Atlanta we are in the process of now kicking it off, it will take us a couple of months and it is reasonable to expect that in 6-9 months we should be able to populate it with about 150 to 200 people.
Priya Rohira
In Atlanta rather?
Azim Premji
In Atlanta. Just to supplement, we are recruiting in Atlanta university graduates because we want to start off in terms of the way we organize it to have a bulge mix also which is biased toward people of university, whom we will bring to India for training and orientation and then take them back there and build the cadre in Atlanta as a first start, lets see how successful we can make it. It will dismiss some of our H1B visa people in terms of the direction we are taking it though. It is not going to be that we are going to increase onsite content, we are going to displace onsite content by local hiring.
Girish Paranjpe
Currently the onsite is in the premises of the customer or they are from our centers, so this will become a center from where the execution can be done.
Priya Rohira
Yeah, just as a followup, what is utilization rate from you visa at this point of time?
Suresh Senapaty

Current if you look at the visas that we have in the inventory of the employees, the utilization is about under 60%.
Priya Rohira
Oh! sorry just missed out.
Rajesh Ramaiah
Under 60%.
Priya Rohira
Okay great. Thank you very much and wish you all the best.
Moderator
Thank you very much mam. Next in line we have Mr. Ajay Nandanwar from India Capital. Over to you sir.
Ajay Nandanwar
Hi good morning. Question about Infocrossing acquisition, services that Infocrossing provides compared to what services provided by Wipro infrastructure practice before acquisition.
Suresh Vaswani
Ajay let me start and I will also have Zach elaborate on it further. See our Technology Infrastructure Services practice which you all are familiar with basically leverages a lot on remote infrastructure services capability, which is a part of our global delivery model. Infocrossing brings to us managed data center services onsite. So they have data center services in the US and we deliver managed data center services from the US to the customers. I will let Zach elaborate on it further, but what it basically does is it enables us to create an end-to-end infrastructure service proposition and a total outsourcing proposition to our customers which is extremely strong. So it enhances considerably the offering that we give to our customer overall in the infrastructure services place. Zach, if you could elaborate.
Zach Lonstein
We have to certain extent remote managed service business, in our model we bring our clients’ applications and equipment into our data centers, we have 5 data center throughout the United States which gives us a coast-to-coast location, and we as well in addition to open systems we have very strong capabilities in mainframe managed services which is something that I think that is relatively I wouldn’t say new but augments the current Wipro capabilities to a great extent and we are prepared to offer those services not only in the United States but really on a global delivery model to Wipro clients throughout the world.
Ajay Nandanwar
Does it also involve taking over or hosting customer services or does it also involve taking them over?
Zach Lonstein

It is significantly stronger than just hosting services, it is really managed service business. We take over the entire operations and provide operations management for our clients. This is not the old EDS model which you may be familiar with where we re-badge the employees by the equipment. There is economic basis for this, as compared to off balance sheet financing. We brings our clients’ equipment into our data center, we leverage our existing employees to provide managed services for our clients. So there really is a critical mass aspect to this business and we are able to deliver services with significant reduction to our clients’ current cost.
Ajay Nandanwar
What is your pricing, is it output based, you know per service?
Zach Lonstein
We provide an initial analysis of what our clients require and we given them what we call statement of work. So we are really the ultimate in recurring revenue type business in that our clients typically sign with us for 3-5 years, an average of 4 years, and during that period of time we typically get a fixed monthly cost based on a set amount of services. So we sign a contract with the customer for $250,000 a month and we will be paid that amount over the next 4 years to provide the services over the next 4 years. So this is not really a project oriented activity. This is completely recurrent revenue. That is our model.
Ajay Nandanwar
Is there any contract, do you think such as which NOC would provide managed service where the people who are actually managing where you are based or it is just primarily based on the SLA?
Suresh Vaswani
Infocrossing Services are actually not people related services. Their pricing is largely element based pricing structure. So in a sense it is really a non-linear model of service delivery. So it is not a people based pricing model in Infocrossing, it is service delivery, service commitment base delivery model.
Ajay Nandanwar
One last question about Missouri Health Net Program deal. How long has Infocrossing or with combined entity been working on this?
Zach Lonstein
The State of Missouri has been a clientele of ours for these services for many years and our contract was due to expire in 2008 and we responded to who we won the contract again for a minimum of 6 years with the 3 year optional extension year-by-year on the part of the state. So the existing contract is $275 million total contract value, but the overall potential is $420 million, which includes a $28 million development contract.
Ajay Nandanwar
What is the annualized contract value, is it same as what was earlier or has it changed?
Zach Lonstein

Well it is actually an expansion of the existing contract.
Suresh Senapaty
There is an incremental component of about $167 million.
Ajay Nandanwar
So, roughly $20-30 million per year incremental.
Zach Lonstein
The first 6 years is $275 million. So it is about $45 million a year, we are currently billing them about $26 million. So it is a significant expansion above that. So it is not jut an extension of the existing contract, it is expansion of the existing contract.
Ajay Nandanwar
Okay, thank you so much and best of luck.
Zach Lonstein
Thank you.
Moderator
Thank you very much sir. Next in line we have Mr. Anthony Miller from Arete Research. Over to you sir.
Anthony Miller
Hello gentlemen. Firstly, can you just confirm then that there will no transfer of people in the Missouri deal, and also if you can just give an idea of how much of that you expect to be absolutely moved offshore?
Zach Lonstein
How much of the Missouri contract will be moved offshore? Is that what you are asking?
Anthony Miller
That obviously is the second part, the part is if you could confirm there was no transfer of personnel?
Zach Lonstein
No, there is no transfer of personnel, the Missouri contract is performed entirely onshore. There are approximately 130 employees in just Missouri performing the transaction processing and we expect to keep them there.
Anthony Miller
But cant you offshore these, this will increase but margins towards Wipro expanded involves moving work offshore, so how does that?

Zach Lonstein
No that is not, I will tell you what I said was that it is a critical mass business since we have five data centers and nearly 50% of capacity, as revenues increase our requirement for additional capacity will not increase, and so our margins should increase which is simplistically preparing rent to ready for an existing facility as we add customers to it the rent doesn’t increase, I am just giving you an example of the cost downlink, so the Missouri contract is not at all based on offshoring and that was an element of that agreement.
Anthony Miller
Right, but in the future are you looking to model element of the Infocrossing work, which would be migrated offshore?
Zach Lonstein
No, we expect it to be a true global delivery model, so elements of the Infocrossing business will absolutely be offshored, but in addition we expect that it being a global delivery model we would be delivering services from the US to reach our customers throughout the world, so through global delivery model we do expect to move a significant portion of our operations management to India.
Suresh Vaswani
Just to reclarify, I mean Infocrossing has two features, one is the IT outsourcing and two is the healthcare field. Healthcare field is predominantly onsite delivery and it would continue to be so, whereas so far as IBU is concerned there is a managed services element which is fairly large, there would be opportunities particularly when growth comes in because like Zach explained with the current facilities that we have the utilization is just above 50 to 55%, so as and when you get more revenue and there will be need for more people we would be able to leverage the offshore to be able to provide that managed services.
Anthony Miller
Okay, and just on a completely different subject, as you referred before your SAP global partnership, can you say what role you expect Wipro to play in SAP in mid market strategy particularly the hosted product space?
Suresh Vaswani
Now specifically in context of the SAP global alliance, especially in the context of mid market, we and SAP are working strongly to address the mid market opportunities in the emerging markets of India and Middle East. So in terms of mid market with SAP we are working in terms of developing templatized solutions to address specific micro verticals in these markets. We would also look at aspects of utility computing sort of models with SAP for specific mid market addressing in these emerging markets.
Anthony Miller
Well, Just in emerging markets you wouldn’t see yourself providing hosting service for some of the mature markets like US or Europe?
Suresh Vaswani

Currently our focus in US and Europe as you are familiar with is really the Fortune 2000 customers, but having said that with the Infocrossing acquisition I think we have the data center services capability and therefore we have the capability to work along with SAP to provide utility based services models to the mid market space globally addressed. It is early days, but certainly with the Infocrossing acquisition we have the potential to provide that service. It is something that we will explore but something that we have not currently implemented, but certainly in the domestic market we have extremely strong coverage of the mid market with SAP.
Anthony Miller
Thanks.
Moderator
Are you done with your question sir?
Anthony Miller
Yes I am, thank you very much sir.
Moderator
Thank you very much sir. Next in line, we have Mr. Trideep from the UBS. Over to you sir.
Trideep
Good morning gentlemen and congratulations on your results. My first question is on the BPO side, with some of the third party BPOs being put up for sale, how do you think some of these might be clients and some may not be clients of yours, how do you think it will impact the overall dynamics within the BPO sales, do you think it benefits you or like you know may be some clients you could have a risk of loosing it?
TK Kurien
So let me put it this way, the trends that we are seeing clearly in the market which is on two specific segments, one is third party BPOs who are pure play BPOs, and the second what we are seeing is captives. As far as pure play BPOs are concerned, we clearly see that their margins given the fact they don’t have most of them really don’t have too many integrated services, their margins will remain under pressure, and we are seeing some behavior in terms of price reduction to gain volume advantage from them. Now that to us is a game that is probably short term, because we don’t think that strategy can really work, though as far as we are concerned we have stayed out of that kind of business and we believe as of now the pricing that we are able to get on new deals going forward is going to be higher than what we were getting in the past and we really think the market should move towards increasing pricing, that is at least our view, and I think most of the players who are going to be in this game long term are going to kind of tend in the same direction. So does that do some of the third parties offer opportunities for us? I mean we are very clear we have articulated our strategy very very clearly a couple of years ago, we are going to be in nine specific areas and in those nine areas we are going to kind of see how we can dominate that, and if any of the third parties falls within those nine areas we would certainly look at them, and the same goes with captives. So, as of now it is too early to say what impact it would have on our business, but if you look at our top customers our proportion of top customers has been coming down quarter-on-quarter over the past two years, so to that extent we don’t see it being a major issue even if one or two decide to go away.

Trideep
Okay, my second question is on this infrastructure outsourcing piece of your business, it obviously looks like with the deal flow and also the Infocrossing acquisition that the percentage of revenue from this segment is likely to go up. With the margins, and I am assuming here may be I am wrong, lower than the company average does is not mean structurally speaking we might move towards lower I mean we will have the kind of a margin pressure which we will have to keep bringing it up apart from the normal pressures like wages and currency?
Suresh Vaswani
Trideep, like we covered earlier, the infrastructure services space and the Infocrossing proposition makes our overall infrastructure offering very compelling in the market and makes our total outsourcing proposition very compelling in the market because now we truly have an end-to-end service delivery capability on infrastructure. So, we are hoping that 1+1 is not 2 but higher than 2 with infrastructure servicing and Infocrossing proposition that we get. Secondly, specifically on margin, like we covered earlier, we expect synergy revenue out of both these service lines of us, and secondly ...
Trideep
Excuse me, I have heard your answers on Infocrossing, my question was like you know most of the deal flow also has infrastructure built into it, and not just in general with respect to Infocrossing but your own infrastructure outsourcing business itself, so all put together that piece and the margins of that vis-à-vis the company average, do you reckon that you will be able to reconcile these two at similar levels?
Suresh Vaswani
We don’t expect our infrastructure services business or our total outsourcing business to be margin dilutive, and like I said earlier we have the potential of driving cost synergies in the managed services proposition of Infocrossing, so we will try and ensure that we are not on the margin dilutive cost structure in so far as infrastructure service is concerned.
Suresh Senapaty
Trideep, there are two issues that we talked about. One is our capacity utilization is low, so even when that expands that tends to help margin expansion as far as onsite is concerned. Then for as and when the growth comes in and we kick in offshore component for the managed services again that is an element of expanding margin, plus both the pieces together enhances our hit rate in the market place, enhances our solution offering to the market place, and therefore on a totality basis we should be able to continue to win more and more of it to overall sustain the profitability.
Trideep
Okay, thanks. My final question is on the salary increase issue. We have had about 12 to 13% offshore salary hike this year. If you look ahead in terms of how the wage patterns look like, do you reckon that the salary increase next year might be a shade lower than what we have to give this year and if so why?
Pratik Kumar
Trideep, I would certainly agree with the point of the question which you are asking. I mean it is little away when we actually sit down and figure out how much to give, but it is our own take that going forward, not only next year but for the next few years scenario, we don’t think it would be a tide lower than what the last couple of years including this year has been. To your own question why, I guess it is primarily a factor of our own ability to take more people who are of from junior profile coming from campuses, we have invested in our own training facilities, we think we could be getting them ready internally and generate them our own market dependency for many of those skills which lead to some of those inflations because of the demand supply scenario, we think would be more manageable, and the second one is really a factor of economics, I mean the environment does not allow you anymore to continue to look at those kinds of increases which people have been giving over the last several years.
Trideep
Okay, thanks and all the best.
Pratik Kumar
Thank you.
Moderator
Thank you very much sir. Next in line we have Mr. Kunal Sangoi from Edelweiss Securities. Over to you sir.
Kunal Sangoi
Hi, good afternoon. Thanks for taking my question. My question pertains to Oki Techno Center Singapore, does your guidance include the potential revenues you get from this Oki Techno next quarter?
Suresh Senapaty
Yes, the guidance does include the Oki Techno Center numbers.
Kunal Sangoi
Okay, and one more question. What exactly how are these IPR you are talking about, are they solution related or a product related and how do you guys think that monetization values in terms of you know when we look at the “IPR’s”?
Ramesh Emani
The Oki Techno Center team is involved in design of radiofrequency chip codes design, so it is a very advanced technology team. They have lots of patents they have applied over a period of last almost 10 years. As part of the acquisition, we have got the full rights for the IPR or rather the patents what the Oki Techno Center has filed and have got, and of course Oki has a right to use them without paying any money to Wipro. Now the question is how well can we use, how much can we monetize this, it is very difficult to answer. At the moment most of the patents the way we see them are all defensive in nature, because we are working in some of the very advanced technology areas we just want to make sure we will be able to defend ourselves because this is a place with a lot of complex patents, but again we have to get into the details of that. The acquisition happened only about three to four weeks back. We have not really planned any big monetization, but we will get into the details.
Kunal Sangoi

Thanks a lot. That is it.
Moderator
Thank you very much sir.
Rajesh Ramaiah
Rita, can we have a last question please?
Moderator
Sure sir. Next in line we have Mr. Harmendra Gandhi from Lehman Brothers. Over to you sir.
Harmendra Gandhi
Good morning and congrats on a good quarter. Just want to ask you one question. Mr. Kurien had mentioned in BPO some players coming with low prices as to gain volumes, do you think similar situation can come in IT services at some point of time that when you go and ask for a price hike and customers says that I will move to another player with a lower price?
Girish Paranjpe
I think we have gone past that stage, because you know several years ago when the market was still relatively less mature there was a temptation for clients to look at price as the only play, but as they have become more mature and we have build deeper client relationships, they understand the value that we bring. So I would be very surprised if any client started to believe that all they had to do was switch for the lower price.
Harmendra Gandhi
Okay.
TK Kurien
Just to answer your question on the BPO side, while it is true that people are trying to do that, some of the smaller players are going after volume by reducing price, the reality is larger customers could not switch because at the end of the day when you have a process running in a place like India or for that matter anywhere in the globe what you look for is financial stability of the vendors is very critical component of the entire equation. For a short term you may have glimpse, long term I mean they can’t sustain.
Harmendra Gandhi
Okay, and if the clients are saying that year-to-year you are not going to increase the budget, so I mean you think if the budgets are going to be neutral from year-to-year the price hike will be difficult to get?
Girish Paranjpe
I just wanted to say you know first of all we don’t form such a big part of their overall budget, so I don’t think there is direct correlation between budget increase decrease on what they spend on offshore providers, that is point number one. Point number two, there is a difference between price increase and cost increase. Because in several clients we have seen that we can get a price increase and yet the cost increase to the client is fairly muted because we are able to either move work offshore or take more risk on end-to-end basis or repatriation—— or expats posted here, so you know if you look at cost to client, it is not necessarily linear.
Harmendra Gandhi
Okay, thanks a lot.
Girish Paranjpe
Okay, thanks.
Moderator
Thank you very much sir. At this moment, I would like to hand over the floor back to Wipro management for the final remarks.
Rajesh Ramaiah
Thank you ladies and gentlemen for participating in this call. Should you have missed anything during the call the audio archive of this call will be available on our website and we would also be putting up a transcript of this call very soon. Should you need any further clarifications, the investor relations team would be delighted to talk to you. We look forward to talking to you again next quarter. Have a nice day.
Moderator
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